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                                                               Exhibit (a)(5)(R)
                                 June 20, 2000


     Re: Instructions Regarding Payment for Verio Options that Replaced your Best or Hiway Options

To All Verio Associates Who Formerly Held Best or Hiway Options:

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding common stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter provides instructions regarding payment for the Verio options that replaced your options originally granted to you under the Hiway Technologies, Inc. 1997 Stock Option Plan, the Best Internet Communications, Inc. 1996 Stock Option Plan or the Best Internet Communications, Inc. 1998 Equity Incentive Plan (your "Verio Replacement Options"). Please read through this letter carefully, as it provides instructions for what you must do to receive payment for your Verio Replacement Options in the Offer that NTT Communications has made to acquire our company. The effects of the Offer on your Verio options that are not Verio Replacement Options have been addressed in a separate letter to you.

     If, upon completion of the Offer, you hold vested Verio Replacement Options to acquire Verio stock, then you will be entitled to receive cash shortly after the completion of the Offer for the portion of your outstanding Verio Replacement Options that are vested as of the time of the completion of the Offer. The amount of cash that you will receive for each share of stock covered by a vested Verio Replacement Option you hold at that time will equal the difference between $60 and the exercise price applicable to that option, less applicable federal, state and local tax withholdings. You must sign the duplicate copy of this letter included in this package and return it to Verio in the enclosed envelope (or deliver it to your local HR representative) in order to receive cash in exchange for the portion of your Verio Replacement Options that have vested as of the time the Offer is completed. (If you have questions concerning whether you might want to exercise vested Verio Replacement Options that you currently hold and participate in the Offer with the shares that you acquire upon exercise, or simply continue to hold your vested Verio Replacement Options and receive cash shortly after the completion of the Offer, you should refer to the Questions and Answers that are posted on the Verio intranet. A copy of those Questions and Answers is included with this letter for your convenience.)

     Under the terms of our agreement with NTT Communications, all outstanding option grants that remain unvested immediately prior to the completion of the Offer will be exchanged for a right to receive cash that will be paid to you in accordance with the original vesting schedule set forth in the notice of your option agreement, as discussed in the attached notice. When the Offer is completed, you will receive a written amendment to your stock option agreement documenting your ongoing rights to receive cash, as described in the attached notice, that will replace your unvested Verio Replacement
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Options. At that time, you will need to execute and return an acknowledgement form in order to receive the future cash payments.

     Verio's stock option plans will terminate upon completion of the Offer.

     Again, if you wish to receive cash in exchange for the vested portion of your Verio Replacement Options, please sign and date the enclosed copy of this letter and return it to Verio in the envelope provided, or deliver it to your local HR representative. You will not receive the cash amount described in this letter for your vested Verio Replacement Options until the Offer is actually completed and Verio has received a signed copy of this letter back from you.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your outstanding vested Verio Replacement Options for the right to receive cash shortly after completion of the Offer and to the continuation of your outstanding unvested Verio Replacement Options by substituting such unvested options with the right to receive cash payments in accordance with the original vesting schedule of your Verio Replacement Options, all as described above and in the accompanying notice. Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your Verio Replacement Options.

          If you have any additional questions about the foregoing or any of the attachments, please send your questions to verio-ntt@verio.net or visit the Verio intranet at either https://inside.verio.net or https://intranet.verio.net. For your convenience, we have included a copy of the Q&A that has been previously posted on our intranet site responding to many of the questions that have been raised by associates to date.

                                    Very truly yours,

                                    /s/ Carla Hamre Donelson

                                    Carla Hamre Donelson

I have reviewed the foregoing Instructions Regarding Payment for Verio Options that Replaced my Best or Hiway Options and the accompanying notice. I hereby request that payment be made to me as described in this letter and the accompanying notice for the Verio Replacement Options that I hold. In consideration for such payment, I hereby agree to the termination of my Verio Replacement Options upon completion of the Offer.


Signature:
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Print Name:
           ----------------------------

Verio Office Location:
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Date:
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Attachments:

  .  Notice Regarding Treatment of Unvested Options

  .  Q&A